                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25

                          Notification Of Late Filing
                                       of
              Form 10-QSB for Fiscal Quarter Ended March 31, 2000


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                         Commission File Number 1-11860
                         ------------------------------





Part I.  REGISTRANT INFORMATION.

                            FOCUS ENHANCEMENTS, INC.
                 (Name of Small Business Issuer in its Charter)

                    Delaware                      04-3186320
          (State or Other Jurisdiction of      (I.R.S. Employer
          Incorporation or Organization)      Identification No.)

                               600 RESEARCH DRIVE
                        WILMINGTON, MASSACHUSETTS 01887
                    (Address of Principal Executive Offices)

                                 (978) 988-5888
                (Issuer's Telephone Number, Including Area Code)

Part II. RULES 12B-25(B) AND (C).

The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

     (a) The reasons for the late filing of the subject report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

     (b) The subject Annual Report on Form 10-QSB will be filed on or before the fifth calendar day following the due date.

Part III. NARRATIVE.

     FOCUS Enhancements, Inc. (the "Company") is unable to meet its filing requirement for the Form 10-QSB for the quarter ended March 31, 2000, without unreasonable effort or expense. The Company experienced significant delays in completing its audit for the year ended December 31, 1999, due to staffing availability issues. As a result, the Company is experiencing delays in closing its books for the first quarter, 2000 and consequently, is unable to complete on a timely basis, the first quarter's financial statements and related disclosures that are to be included in the Company's Form 10-QSB for the quarter ended March 31, 2000.

     Additional time is required for the company to complete the closing of its books and prepare its financial statements for the quarter ended March 31, 2000.

Part IV. OTHER INFORMATION.

     (1) Name and telephone number of person to contact in regard to this notification:

         Christopher P. Ricci  (978) 988-5888
         (Name)                (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

          (X) Yes                                   ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report?

          (X) Yes (see explanation below)           ( ) No

     If so, attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     In the first fiscal quarter 1999, the Company had a net income of $0.01 per share. In the first quarter of fiscal year 2000, the Company expects that there will be a loss due primarily to expenses associated with the audit and review for the 1999 fiscal year and a restructuring charge for closing the Company's Morgan Hill facility. It is anticipated that the loss will be approximately $0.06 per share.

     Focus Enhancements, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2000           By /s/ BRETT MOYER
                                 ---------------
                                 Brett Moyer
                                 Executive Vice President and
                                 Chief Operating Officer